

Mail Stop 4546

April 28, 2017

Alon Seri-Levy
Chief Executive Officer
Sol-Gel Technologies Ltd.
7 Golda Meir St., Weizmann Science Park
Ness Ziona, 7403648, Israel

**Re: Sol-Gel Technologies Ltd.
            Amendment No. 1 to
            Draft Registration Statement on Form F-1
            Submitted April 3, 2017
            CIK No. 0001684693**

Dear Mr. Seri-Levy:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1.   Please delete your statement that you believe VERED has the potential to be more effective than currently marketed rosacea drugs. The statement is speculative and efficacy is a determination made by the FDA.

2.   We note your reference to Product Z and your statement that you have not identified Product Z for competitive reasons. Please note, it is not appropriate to reference the development of this product without providing sufficient information for investors to assess its significance. To the extent Product Z is material to your operations, please

identify the brand-name drug and the indication. If Product Z is not material to your operations, please remove the references from the summary.

3.   We note your response to comment 17. Please expand your discussion to explain that an improved "treatment landscape" may not result in significant improvements in results, if any.

Risks Related to Our Intellectual Property, page 38

4.   We note that in October 2011, Medicis Pharmaceutical Corporation entered into an assignment agreement with you to which Medicis assigned to you its entire interest in one of the patents upon which you rely for your product candidate TWIN. Please file your agreement as an exhibit or provide an analysis supporting your determination that you are not required to file it pursuant to Item 601(b)(10) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Significant Accounting Policies and Estimates
Stock-Based Compensation, page 74

5.   In providing the information requested in prior comment 15, please quantify the enterprise value established at each valuation date and include a discussion of the reasons for the changes in your underlying enterprise value at each valuation date and as compared to your offering price.

Branded Product Candidates, page 80

6.   We note your response to comment 18 that quantitative information on the royalty obligations is disclosed on pages 105-106 of the registration statement, currently 3% to 5% on the sales of products or services. However, on page 72 you state that "[u]nder the terms of the funding arrangements with NATI, royalties of 3.5% to 25% are payable on the sale of products." Please reconcile your disclosure.

Intellectual Property, page 95

7.   We note your response to prior comment 23. Please clarify how your patent portfolio is structured in terms of which patents are proprietary and which patents you license and identify whether the material patents you referenced relate to the Yissum patents.

Report of Independent Registered Public Accounting Firm, Page F-2

8.   The report of your independent registered public accounting firm is not dated and does not include a conformed signature. Please have your independent registered public accounting firm revise their report to comply with the requirements of Rule 2.02 of Regulation S-X.

Financial Statements
Notes to Financial Statements
Note 4 – Commitments, page F-12

9.   On page F-14 you disclose the terms of a development, manufacturing and commercialization agreement entered into with a third party in April 2015, as amended on October 26, 2015. With respect to the third party's obligation to reimburse you for 40% of the out-of-pocket clinical trial expenses and the resulting long-term receivable recognized, please disclose the settlement terms of any amounts due to you and how collectability of the receivable is evaluated.

Exhibits, page II-3

10.   We note your response to comment 23. Please file your agreement with Yissum pursuant to Item 601(b)(10)(ii)(B) or provide us with an analysis supporting your determination that you are not substantially dependent on the agreement.

       You may contact Ibolya Ignat at (202) 551-3636 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at (202) 551-2544 or me at (202) 551-3675 with any other questions.

                                        Sincerely,

                                        /s/ Suzanne Hayes

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Nathan Ajiashvili, Esq.
       Latham & Watkins LLP